Exhibit 12.1

The Hanover Insurance Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

Including realized gains and losses

	Nine Months Ended	Fiscal Years Ended
	September 30, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Earnings before income taxes, minority interest, extraordinary items and cumulative effect of accounting changes	197.4	164.4	341.5	271.0	53.4	145.5

Fixed Charges:
Interest expense	27.6	41.0	40.7	40.6	40.6	40.6
Interest portion of rental expense	3.8	5.6	5.7	5.5	5.0	5.3

Total fixed charges	31.4	46.6	46.4	46.1	45.6	45.9

Earnings before income taxes, minority interest, extraordinary items, cumulative effect of accounting changes and fixed charges	228.8	211.0	387.9	317.1	99.0	191.4

Ratio of earnings to fixed charges	7.287	4.528	8.360	6.879	2.171	4.170